UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 15, 2019

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 4. Changes in Issuer’s Certifying Accountant

Appointment of PCAOB Auditors

On July 15, 2019 Med-X, Inc.’s Board of Directors (the “Company”) approved the appointment of Prager Metis CPAs, LLP (“Prager”) as the Company’s independent registered public accounting firm, effective immediately, to perform independent audit services for the fiscal year ending December 31, 2019. During the fiscal years ended December 31, 2017 and December 31, 2018 and through July 15, 2019, neither the Company, nor anyone on its behalf, consulted Prager regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company bt Prager that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: July 15, 2019	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski
Chief Financial Officer

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